
02006149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 01 2002
365
PROCESSING
SECTION
WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rosenthal Global Securities L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 West Jackson Boulevard, Fifth Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Leserve — (312) 795-7978 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leslie Rosenthal, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Rosenthal Global Securities L.L.C., as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

28th day of February 2002



Signature
Leslie Rosenthal
Managing Member
Title



Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Rosenthal Global Securities, L.L.C.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934



AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Rosenthal Global Securities, L.L.C.
Table of Contents
December 31, 2001


A M & G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
Rosenthal Global Securities, L.L.C.

We have audited the accompanying statement of financial condition of Rosenthal Global Securities, L.L.C. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rosenthal Global Securities, L.L.C. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 22, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Rosenthal Global Securities, L.L.C.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 10,969,119
Securities purchased under agreements to resell	1,833,909,197
Securities owned (pledged $208,000,000)	250,044,152
Receivables	390,436,976
Other assets	622,135
Total assets	$ 2,485,981,579

Liabilities and Member Equity

Liabilities	
Securities sold under agreements to repurchase	$ 1,657,294,421
Securities sold, not yet purchased	325,585,069
Accounts payable and accrued expenses	487,381,034
Total	2,470,260,524
Member equity	15,721,055
Total liabilities and member equity	$ 2,485,981,579

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Rosenthal Global Securities, L.L.C. (the "Company"), a wholly owned guaranteed subsidiary of Rosenthal Collins Group, L.L.C. (the "Parent"), is a registered government securities broker-dealer and futures commission merchant engaged in the business of buying, selling and dealing in securities backed or guaranteed by the full faith and credit of the United States government. Effective January 1, 2001, the assets and liabilities of Rosenthal Global Securities, L.P. (the "Partnership") were transferred to the Company, and partner interest was converted into an equivalent member interest. The Company then succeeded to the business of the Partnership.

The Company clears its U.S. government securities and commodities transactions through its Parent, a clearing member of the Government Securities Clearing Corporation, and various commodity exchanges.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Transactions in securities and derivative financial instruments are recorded on trade date. Securities owned and securities sold, not yet purchased, consisting of U.S. Government obligations, and open futures and options contracts are carried at market value, with the resulting unrealized gains and losses reflected in revenue.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Resale and Repurchase Agreements—The Company enters into transactions with broker-dealers and other financial institutions that involve securities purchased under agreements to resell and securities sold under agreements to repurchase. Such transactions are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. The Company takes possession of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned under resale agreements, monitors the market value of the underlying securities as compared to the related receivable, and obtains additional collateral as appropriate.

Income Taxes—No provision has been made for income taxes as the taxable income of the Company is includable in the Federal and state income tax returns of the Parent.

Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 3 Receivables and Payables

Receivables and accounts payable at December 31, 2001 consist of:

	Receivables	Accounts Payable
Clearing brokers	$ 21,311,179	$ 1,151,015
Fails to deliver	369,125,797	
Fails to receive		368,100,543
Traders		15,092,010
Net payable to broker-dealers for unsettled securities transactions		102,818,342
Other		219,124
Total	$ 390,436,976	$ 487,381,034

Note 4 Related-Party Transactions

The Company paid its Parent for clearing and administrative services. At December 31, 2001, accounts payable includes $892,248 due to the Parent.

Note 5 Collateral Under Resale and Repurchase Agreements

At December 31, 2001 the aggregate fair values of collateral obtained under resale agreements and pledged under repurchase agreements are substantially equal to the aggregate carrying values in the statement of financial condition.

Collateral obtained under resale agreements and repledged under repurchase agreements or delivered against securities sold, not yet purchased had fair values at December 31, 2001 of approximately $1,446,000,000 and $387,000,000 (including unsettled purchase transactions to close short positions of approximately $7,000,000), respectively.

The fair value of securities owned and pledged as collateral under repurchase agreements at December 31, 2001 was approximately $208,000,000.

Note 6 Financial Instruments With Off-Balance-Sheet Risk

In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures and options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as financial futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentrations of Credit Risk—The Company also enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Note 7 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirements (Regulation 1.17). Under the more restrictive of these rules, the Company is required to maintain "net capital" equal to the greater of $250,000, 6-2/3 percent of "aggregate indebtedness," or 4 percent of "funds required to be segregated for the net capital computation," as these terms are defined. Net capital, changes from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $12,923,000 and $1,097,000, respectively. The minimum capital requirements may effectively restrict withdrawals by the Company's Parent.